
15007886

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9861

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


RECEIVED
JUN 26 2015
189

M&T BANK CORPORATION
One M&T Plaza
Buffalo, New York 14203

and

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN
One M&T Plaza
Buffalo, New York 14203

Table of Contents of Information Required in Report

Item 4. Financial Statements and Supplemental Schedule for the Plan.

The M&T Bank Corporation Retirement Savings Plan("the Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing the financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements for the years ended December 31, 2014 and 2013 and the supplemental schedule as of December 31, 2014 are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedule have been examined by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, and their report is included therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the M&T Bank Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 25, 2015

By: 

Ann Marie Odrobina
M&T Bank Corporation Employee
Benefit Plans Committee



Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-32044, 333-16077, 333-84384, 333-164015 and 333-189097) of M&T Bank Corporation of our report dated June 25, 2015 relating to the financial statements of M&T Bank Corporation Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Buffalo, New York
June 25, 2015

PricewaterhouseCoopers LLP, 726 Exchange Street Suite 1010, Buffalo, NY 14210
T: (716) 856 4650, F: (716) 856 1208, www.pwc.com/us

Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
OF THE M&T BANK CORPORATION RETIREMENT SAVINGS PLAN



Report of Independent Registered Public Accounting Firm

To the Administrator of the M&T Bank Corporation Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the M&T Bank Corporation Retirement Savings Plan (the "Plan") at December 31, 2014 and December 31, 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at December 31, 2014) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4i – Schedule of Assets (Held at December 31, 2014) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Buffalo, New York

June 25, 2015

PricewaterhouseCoopers LLP, 726 Exchange Street, Suite 1010, Buffalo, NY 14210
T: (716) 856 4650, F: (716) 856 1208, www.pwc.com/us

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2014	2013
Investments, at fair value:		
M&T Bank Corporation common stock	$ 346,495,248	333,815,038
Mutual funds	1,347,471,085	1,274,827,107
Common trust fund	173,145,528	164,261,781
Total investments	1,867,111,861	1,772,903,926
Receivables:		
Participant contributions	1,003,105	487,546
Employer - matching contribution	1,139,979	862,483
Employer - Retirement Accumulation Account contribution	21,595,460	20,504,901
Notes receivable from participants	30,321,853	28,257,322
Total receivables	54,060,397	50,112,252
Accrued investment income	254,769	199,499
Due from broker	336,845	233,392
Net assets reflecting investments at fair value	1,921,763,872	1,823,449,069
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,337,686)	(2,203,459)
Assets available for benefits	$1,915,426,186	1,821,245,610

See accompanying notes to financial statements.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31	
	2014	2013
Additions to assets available for benefits		
Net investment income:		
Interest	$ 4,575,663	1,161,988
Dividends	74,283,315	45,395,577
Net appreciation in value of investments	18,039,012	259,556,419
	96,897,990	306,113,984
Contributions:		
Participants	71,960,923	69,555,477
Employer - matching	33,211,709	32,081,270
Employer - Retirement Accumulation Account	21,595,460	20,504,901
	126,768,092	122,141,648
Total additions to assets available for benefits	223,666,082	428,255,632
Deductions from assets available for benefits		
Participant withdrawals	(129,485,506)	(117,023,533)
Net increase in assets available for benefits	94,180,576	311,232,099
Assets available for benefits at beginning of year	1,821,245,610	1,510,013,511
Assets available for benefits at end of year	$1,915,426,186	1,821,245,610

See accompanying notes to financial statements.

1. Description of plan

The following description of the M&T Bank Corporation Retirement Savings Plan ("the Plan") is provided for general information purposes and is qualified in its entirety by reference to the Plan document. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

General

The Plan is a defined contribution combined 401(k)/stock bonus plan. The stock bonus component is intended to be an employee stock ownership plan ("ESOP"), which is designed to invest primarily in the common stock of M&T Bank Corporation ("M&T"). The Plan also offers a Retirement Accumulation Account ("RAA") feature. Employees who were participants of the M&T Bank Corporation defined benefit pension plan prior to January 1, 2006 were given an opportunity to choose between continuing to accrue benefits under that plan or receiving RAA contributions under the Plan. For those employees choosing to receive RAA contributions under the Plan and for any employee hired after July 1, 2004, M&T makes contributions on behalf of eligible participants based on each participant's compensation and length of service. The Plan exists for the benefit of employees of M&T and its subsidiaries ("the Company").

Eligibility and participation

Employees who are at least 21 years of age are immediately eligible to participate in the Plan and make pre-tax contributions through salary reduction. Participants are eligible to have 401(k) employer matching contributions made on their behalf on the first day of any pay period following the completion of 12 months of continuous service, provided that the participant is at least 21 years of age and making salary reduction contributions. Additionally, RAA participating employees are eligible for employer RAA contributions if they are at least age 21, are credited with 1,000 hours of service during the plan year and are employed by the Company on the last day of the calendar year.

Administration

The Plan is administered by M&T's Employee Benefit Plans Committee ("Administrative Committee") which is appointed by the Board of Directors of M&T Bank, a wholly owned subsidiary of M&T. The assets of the Plan are held by T. Rowe Price Trust Company ("T. Rowe"), as trustee. T. Rowe Price Retirement Plan Services, Inc. ("TRP Retirement Services") provides recordkeeping services for the Plan.

The Board of Directors of M&T has the right to terminate, amend or modify the Plan at any time subject to the Plan provisions. Upon Plan termination, participants would receive the assets allocated to their respective accounts.

Contributions

Contributions to the Plan are made by participants through salary reduction and by the Company through employer matching and RAA contributions. Employees who are participants may elect to reduce their compensation by a specified whole percentage not to exceed 50%, subject to certain limitations under Section 401(k) and Section 415 of the Internal Revenue Code. The Company remits to the Plan on behalf of each participant the amount by which the participant's compensation is reduced. Contributions may be suspended at any time.

1. Description of plan, continued

Contributions, continued

Compensation is generally defined in the Plan to mean a participant's base salary and overtime pay, all commissions earned, incentive/bonus payments and before-tax deferral amounts made by participants under Internal Revenue Code Sections 125, 132(f), 402(e)(3), 402(h) and 403(b), but excludes any compensation derived from equity awards.

Generally, an individual participant's pre-tax contribution was limited to $17,500 in each of 2013 and 2014. Participants are not permitted to make after-tax contributions to the Plan.

Employer matching contributions

After the eligible participant has completed one year of employment, the Company makes an employer matching contribution in an amount equal to 100% of the participant's pre-tax contributions that do not exceed 3% of compensation for the Plan year plus 50% of the participant's pre-tax contributions that exceed 3%, but do not exceed 6%, of compensation for the Plan year.

Catch-up contributions

A participant who has attained age 50 before the close of the respective Plan year is eligible to make unmatched catch-up contributions up to a maximum of $5,500 for each of 2013 and 2014.

Employer Retirement Accumulation Account contributions

For each Plan year, the Company will contribute on behalf of each eligible participant a percentage of each participant's compensation. An eligible participant is entitled to receive an RAA contribution if they (1) satisfy the Plan's eligibility requirements; (2) are credited with at least 1,000 hours of service during the Plan year; (3) are an active employee of the Company on the last day of the Plan year; and (4) do not participate in the M&T defined benefit pension plan if hired prior to July 2, 2004. The percentage contributed by the Company is based on the years of vesting service credited to the participant. The RAA contribution will be made as soon as practicable after the close of the Plan year. RAA contributions are invested in the available investment alternatives in the proportion elected by the participants.

Rollover contributions

Employees may also contribute amounts representing rollover distributions from other qualified defined contribution and benefit plans at any time during their employment.

Vesting

Participants' accounts are at all times fully vested and nonforfeitable, with the exception of portions attributable to RAA contributions and employer matching contributions made under the Wilmington Trust Thrift Savings Plan ("Wilmington Trust Plan") for former plan participants. The Wilmington Trust Plan was merged into the Plan on September 15, 2011.

1. Description of plan, continued

Vesting, continued

Participants become fully vested in their RAA contributions after completion of five years of vesting service, or when normal retirement age is reached while employed by the Company. Participants vest in their RAA contributions as follows:

Vesting service	Vested percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	100%

Employer matching contributions that were made under the Wilmington Trust Plan to its former participants became vested and nonforfeitable over a five-year vesting period. Effective September 15, 2011, those provisions were adopted by the Plan and any unvested employer matching contributions made under the Wilmington Trust Plan to its former participants remain subject to those vesting periods. Former participants of the Wilmington Trust Plan are fully vested in employer matching contributions made to their account by M&T.

Forfeitures

Forfeitures represent (1) the RAAs of participants who have terminated employment with the Company and do not have a 100% non-forfeitable right in their RAA, and (2) employer matching contributions made to former participants of the Wilmington Trust Plan who have terminated employment and do not have a 100% non-forfeitable right to those contributions. Forfeitures are used first to restore participant accounts that are required to be reinstated pursuant to the provisions of the Plan. At the discretion of the Administrative Committee, any remaining forfeitures may be used to reduce employer contributions (including RAA contributions). Employer contributions were reduced by $395,000 and $423,000 from the forfeiture account during 2014 and 2013, respectively. Unused balances of forfeited accounts were $133,279 and $31,187 at December 31, 2014 and 2013, respectively.

Investment programs

Participants may direct the investment of their contributions in 1% increments in any of several investment alternatives, which include mutual funds, a common trust fund and the common stock of M&T.

Participants may, in accordance with the rules of the Plan, transfer existing balances among the available investment alternatives and/or redirect their current contributions into different investment alternatives at any time. A participant may increase or decrease, at any time, the percentage of salary reduction elected, effective the first day of each payroll period.

1. Description of plan, continued

Notes to participants

Participants may borrow from their account (other than the portion attributable to RAA contributions and employer matching contributions made after December 31, 2005) an amount not to exceed the lesser of (1) 50% of the participant's vested account balance as of the most recent valuation date or (2) $50,000 reduced by the participant's highest outstanding loan balance in the twelve months prior to the date of loan origination. The minimum loan amount is $1,000. A participant may have only one loan outstanding at any time. Loans bear interest at one percentage point above the prime rate published by *The Wall Street Journal* on the date the loan is processed, except for certain loans formerly associated with the Employees' Retirement Savings Plan of Provident Bank, which determined interest rates based on local prevailing rates as determined by the plan administrator. Loans are repaid in equal installments through after-tax payroll deductions for a period of up to five years, except for certain loans formerly associated with the Allfirst Financial Inc. Capital Accumulation Retirement Plan and Trust, the Partners Trust Plan, the Employees' Retirement Savings Plan of Provident Bank and the Wilmington Trust Plan, which allowed loan terms greater than five years under certain circumstances. Participants are charged a one-time $50 administrative fee for each new loan processed, which is deducted from the loan proceeds and has been included in participant withdrawals in the statement of changes in assets available for benefits.

Withdrawals and distributions

A participant undergoing financial hardship may make withdrawals from the Plan, subject to Plan limitations. Upon termination of employment for any reason, participants are entitled to a distribution of the full amount of vested individual account balances as of the valuation date immediately following such termination of service.

Upon termination of employment, participants have the option of receiving distributions of amounts greater than $5,000 (excluding rollover contributions) in the form of a lump-sum payment or by rollover contribution to other qualified plans. Participants also have the option to leave those amounts invested in the Plan. Mandatory distributions that exceed $1,000 but are less than $5,000 (excluding rollover contributions) are automatically rolled over into an individual retirement account unless otherwise directed by the participant. Distributions equal to $1,000 or less are automatically made by lump-sum payment less the mandatory 20% federal income tax withholding, unless otherwise elected within 90 days following termination. The non-vested portion of a participant's RAA is forfeited upon termination.

The participant may also elect, upon termination of employment, to defer distribution of either the minimum required under Internal Revenue Code Section 401(a)(9) or the entire balance, until no later than April 1 of the calendar year following the year in which age 70½ is attained. If a participant terminates employment after that date, distribution is made as soon as administratively practicable following termination of employment.

ESOP provisions

A participant entitled to a distribution who has directed some or all of their balance to be invested in common stock of M&T has the right to elect the distribution in the form of M&T common stock. A participant may also elect to receive a distribution of dividends paid on shares of M&T common stock held in the Plan and allocated to the participant's account. Dividends will be distributed quarterly as soon as administratively practicable after the dividends are paid to the Plan. If no election is made, dividends will be reinvested in the common stock of M&T.

2. Summary of significant accounting policies

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in assets available for benefits is prepared on a contract value basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment valuation and income recognition

Investments are reported at fair value. Investments in the common stock of M&T, which is traded on the New York Stock Exchange, and investments in mutual funds are valued using the last reported sales price prior to the close of the Plan year. Assets in the common trust fund were comprised of an investment in a group annuity contract issued by Metropolitan Life Insurance Company ("MetLife"). The fair value of this contract is determined by MetLife based on quoted market prices of the underlying investments.

Information on fair value measurements is provided in note 4.

Investment income of M&T common stock, the common trust fund and each mutual fund is allocated to participants based on their proportionate share of the net assets of the respective investment alternative. Interest income on loans to participants is allocated to participants based on their respective loan agreement.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Risks and uncertainties

The Plan invests in various types of investments which include equity and bond funds, a common trust fund, and the common stock of M&T. These investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur and that such changes could materially affect the amounts reported in the statement of assets available for benefits.

2. Summary of significant accounting policies, continued

Administrative expenses

Expenses related to administration of the Plan are paid by the Company. Brokerage commissions for acquiring or selling securities are paid by the Plan. The Plan incurred brokerage commissions in 2014 and 2013 totaling $2,326 and $5,241, respectively. These amounts qualify as party-in-interest transactions and have been included in the statement of changes in assets available for benefits in net appreciation in fair value of investments.

Payment of benefits

Benefits are recorded when paid.

Recent accounting developments

In May 2015, the Financial Accounting Standards Board issued ASU 2015-07, Fair Value Measurement (Topic 820) Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)(the "Update"), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured at net asset value (or its equivalent)as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from net asset value. The Update is effective for public entities for fiscal years beginning after December 31, 2015. The Plan intends to comply with the amended disclosure guidance when it becomes effective, but does not anticipate that the adoption of this guidance will have a significant impact on the Plan's financial statements.

3. Guaranteed investment contract

The group annuity contract (the "Contract") issued by Metlife is a guaranteed investment contract. The Plan's assets in the common trust fund are its unit ownership interests in the Contract. The separate account investments are owned by Metlife. Metlife guarantees that all qualified participant withdrawals will be at contract value, which represents contributions, plus interest, less participant-initiated transfers.

If a withdrawal is made from the Contract as a result of a plan sponsor-initiated event or if a withdrawal is requested due to a complete or partial termination of the Plan's participation in the common trust fund before the Contract ends, the amount paid will be equal to the lesser of the guaranteed value or the fair value. Under certain conditions, Metlife retains the right to terminate the Contract at fair value. The Administrative Committee does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

The Contract provides for an interest rate that is reset every quarter. The interest rate is based on a formula agreed upon with Metlife. Metlife guarantees that the interest rate will never be less than zero. The average yields for the Contract for the years ended December 31, 2014 and 2013 were as follows:

	2014	2013
Based on actual earnings	4.61%	(1.94%)
Based on interest rate credited to participants	2.22%	2.21%

4. Fair value measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy exists in GAAP for fair value measurements based upon the inputs to the valuation of an asset or liability.

- Level 1 - Valuation is based on quoted prices in active markets for identical assets and liabilities.
- Level 2 - Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active or by model-based techniques in which all significant inputs are observable in the market.
- Level 3 - Valuation is derived from model-based and other techniques in which at least one significant input is unobservable and which may be based on the Plan's own estimates about the assumptions that market participants would use to value the asset or liability.

Assets and liabilities are classified within the fair value hierarchy based upon the lowest level classification of an input that is considered significant to the overall valuation. In general, the valuation techniques used attempt to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in note 2 under the caption "Investment valuation and income recognition" may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Administrative Committee believes the Plan's valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the end of the Plan year.

The following tables present the Plan's investments measured at estimated fair value on a recurring basis:

	At December 31, 2014			
	Level 1	Level 2	Level 3	Total
M&T Bank Corporation common stock	$ 346,495,248	-	-	346,495,248
Mutual funds				
Large Cap	400,412,650	-	-	400,412,650
Mid Cap	120,076,429	-	-	120,076,429
Small Cap	113,276,096	-	-	113,276,096
International	114,139,353	-	-	114,139,353
Asset allocation	489,530,696	-	-	489,530,696
Corporate bonds	80,207,896	-	-	80,207,896
Government bonds	29,827,965	-	-	29,827,965
	1,347,471,085	-	-	1,347,471,085
Common trust fund	-	173,145,528	-	173,145,528
Total investments measured at fair value	$1,693,966,333	173,145,528	-	1,867,111,861

4. Fair value measurements, continued

	At December 31, 2013			
	Level 1	Level 2	Level 3	Total
M&T Bank Corporation common stock	$ 333,815,038	-	-	333,815,038
Mutual funds				
Large Cap	350,095,913	-	-	350,095,913
Mid Cap	122,689,428	-	-	122,689,428
Small Cap	122,563,296	-	-	122,563,296
International	123,285,139	-	-	123,285,139
Asset allocation	444,592,189	-	-	444,592,189
Corporate bonds	81,432,411	-	-	81,432,411
Government bonds	30,168,731	-	-	30,168,731
	1,274,827,107	-	-	1,274,827,107
Common trust fund	-	164,261,781	-	164,261,781
Total investments measured at fair value	$1,608,642,145	164,261,781	-	1,772,903,926

There were no transfers between levels of the fair value hierarchy during 2013 or 2014. There were no Level 3 valuations during 2013 or 2014.

5. Investments

Investments representing 5% or more of assets available for benefits as of the dates indicated were as follows:

	December 31	
	2014	2013
M&T Bank Corporation common stock	$346,495,248	333,815,038
The Vanguard Group, Inc. Institutional Index Fund	187,437,219	156,804,731
Wilmington Stable Value Fund	173,145,528	*
T. Rowe Price Associates, Inc. Balanced Fund	145,893,206	133,273,847
Harbor Capital Advisors, Inc. International Institutional Fund	104,140,043	111,888,088
T. Rowe Price Associates, Inc. Growth Stock Fund	103,359,028	94,406,743
Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust III	*	164,261,781

* The fair value of this investment was either less than 5% of the Plan's total net assets available for benefits or was not an investment option as of the date indicated

Statement of changes in assets available for benefits

The Plan presents in the statement of changes in assets available for benefits the net appreciation in value of investments, which consists of the realized gains and losses from the sale of investments and the unrealized appreciation on investments. The Plan's investments appreciated (depreciated)in value as follows:

	For the year ended December 31	
	2014	2013
M&T Bank Corporation common stock	$ 25,824,573	53,810,871
Mutual funds	(7,785,561)	194,198,372
Other	-	11,547,176
Net appreciation in value of investments	$ 18,039,012	259,556,419

6. Income taxes

The Internal Revenue Service issued a favorable determination letter on December 3, 2014 regarding the qualified and tax-exempt status of the Plan under Sections 401 and 501 of the Internal Revenue Code. The Administrative Committee is of the opinion that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code, and accordingly, no provision has been made for income taxes. Participants are not subject to federal or state income tax on employer contributions and pre-tax participant salary reduction contributions until such contributions are withdrawn or distributed. Participants are also not subject to federal or state income tax on the earnings and appreciation of the assets of the Plan until such amounts are withdrawn or distributed.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Administrative Committee has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2014 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

The tax years 2011-2014 remain subject to examination by federal and state authorities.

7. Related party transactions

The Plan invests in shares of the common stock of M&T. The Plan held 2,758,281 shares with a fair value of $346,495,248 and 2,867,334 shares with a fair value of $333,815,038 at December 31, 2014 and 2013, respectively. The plan received cash dividends of $7,637,856 and $8,129,953 on the common stock of M&T during 2014 and 2013, respectively.

Certain Plan investment alternatives represent shares of mutual funds that are advised by an entity related to T. Rowe. T. Rowe serves as trustee and record-keeper. Wilmington Trust Investment Advisors, Inc. ("WTIA") provides advisory services for Plan investments in the Wilmington Funds, as well as providing recommendations related to the investment alternatives offered by the Plan. WTIA is a wholly owned subsidiary of M&T Bank, the Plan sponsor. The transactions described above qualify as party-in-interest transactions. M&T Bank did not pay WTIA any fees on behalf of the Plan during 2014 and 2013. Fees paid by M&T Bank to T. Rowe in 2014 and 2013 were not significant.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2014	2013
Assets available for benefits per the financial statements	$ 1,915,426,186	1,821,245,610
Adjust from contract value to fair value for fully benefit-responsive investment contracts	6,337,686	2,203,459
Assets available for benefits per the Form 5500	$ 1,921,763,872	1,823,449,069

8. Reconciliation of Financial Statements to Form 5500, continued

The following is a reconciliation of the net increase in assets available for benefits per the financial statements to the Form 5500:

		2014
Net increase in assets available for benefits per the financial statements	$	94,180,576
Plus: Net increase to adjustment from contract value to fair value for fully benefit-responsive investment contracts		4,134,227
Net increase in assets available for benefits per the Form 5500	$	98,314,803

9. Subsequent events

The Company has evaluated the impact of subsequent events on these financial statements through the date of financial statement issuance, and noted no subsequent events requiring financial statement recognition or disclosure.

Schedule H, Line 4i - Schedule of Assets (Held at December 31, 2014)

Identity of issue, borrower, lessor, or similar party	Description of investment	Number of shares or principal amount	Fair value
Common stock			
Financial:			
* M&T Bank Corporation [1]	Common Stock	2,758,281	$ 346,495,248
Common trust fund			
* Wilmington Funds	Stable Value Fund	9,792,698	173,145,528
Mutual fund investments			
Diamond Hill	Large Cap Value Fund	1,392,945	31,800,923
Harbor Capital Advisors, Inc.	International Institutional Fund	1,607,596	104,140,043
Metropolitan West	Intermediate Term Bond Fund	58,763	640,519
Morgan Stanley Institutional	Growth Fund	559,350	21,764,322
Morgan Stanley Institutional	Small Company Growth Fund	1,710,438	28,256,433
Pacific Investment Management Company LLC (PIMCO)	Total Return Institutional Bond Fund	4,698,924	49,975,087
Sterling Capital	Mid Cap Value Fund; Institutional	1,926,083	37,057,835
* T. Rowe Price Associates, Inc.	Balanced Fund	6,373,666	145,893,206
* T. Rowe Price Associates, Inc.	Equity Income Fund	1,708,877	56,051,158
* T. Rowe Price Associates, Inc.	Growth Stock Fund	1,989,587	103,359,028
* T. Rowe Price Associates, Inc.	Retirement 2010 Fund	1,327,493	23,536,458
* T. Rowe Price Associates, Inc.	Retirement 2020 Fund	4,408,506	91,300,168
* T. Rowe Price Associates, Inc.	Retirement 2030 Fund	4,155,350	95,656,159
* T. Rowe Price Associates, Inc.	Retirement 2040 Fund	3,717,358	88,919,192
* T. Rowe Price Associates, Inc.	Retirement Income Fund	590,880	8,727,549
* T. Rowe Price Associates, Inc.	Small Cap Value Fund	1,660,286	77,701,370
The Vanguard Group, Inc.	Institutional Index Fund	993,466	187,437,219
* Wilmington Funds	Broad Market Bond Fund	1,188,817	11,556,922
* Wilmington Funds	Mid Cap Growth Fund	4,656,119	83,018,594
* Wilmington Funds	Multi Manager Real Estate Fund	473,701	6,878,146
* Wilmington Funds	Small Cap Strategy Fund	497,167	7,318,293
* Wilmington Funds	Aggressive Asset Allocation Fund	503,272	5,837,950
* Wilmington Funds	Conservative Asset Allocation Fund	2,111,387	22,781,868
* Wilmington Funds	Intermediate Term Bond Fund	1,813,317	18,034,867
* Wilmington Funds	Multi Manager International Fund	1,354,920	9,999,310
* Wilmington Funds	Short Duration Government Bond Fund	3,171,788	29,827,965
* Wilmington Funds	Short Term Bond Fund	50	501
			1,347,471,085
Loans to participants			
* Loans to participants	4.25%-9.50%, fully secured by vested benefits, due 2015 through 2041		30,321,853
	Total assets held for investment purposes		$ 1,897,433,714

[1] See note 7 of notes to financial statements.

* Denotes party-in-interest.